Exhibit 99.1

Americas Gold and Silver Corporation Reports Third Quarter 2021 Results

TORONTO--(BUSINESS WIRE)--November 15, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended September 30, 2021.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Operational and Third Quarter Financial Highlights

  Revenue of $10.9 million and net loss of $18.6 million for Q3-2021 or a loss of ($0.13) per share, with the loss mostly attributable to operating costs at Relief Canyon. With the temporary suspension of mining at Relief Canyon, the Company has significantly reduced the monthly spend moving forward. The Company continues leaching operations and ongoing metallurgical test work at Relief Canyon.
  The Cosalá Operations are operational with the San Rafael mine and Los Braceros mill expected to ramp-up to full production of approximately 1,800 tonnes per day next month. Concentrate shipments have resumed. A return to revenue and cash flow generation is expected later in Q4-2021.
  Galena’s Recapitalization Plan is proceeding well with the Company continuing to experience higher year-over-year silver production in Q3-2021 compared to Q3-2020. Silver production has increased by 35% year-over-year.
  Phase 2 drill program at the Galena Complex began in late August 2021 with the initial focus on expanding the recently discovered Silver Vein extension at depth from an eastern drill station on the 5500 Level as well as definition drilling on the 4900 Level. With the completion of Phase 1 drilling midyear, proven and probable silver ounces increased by 38%, measured and indicated silver ounces increased by 72% and inferred silver ounces increased by 36%, year-over-year.
  On November 12, 2021, the Company amended its existing 2024 Convertible Debenture by increasing the outstanding principal balance by C$6.3 million for a total outstanding of C$17.9 million, among other terms.

“With the reopening of the Cosalá Operations and the strong current metal prices, I am confident the Company has turned the corner with the return to cash flow generation expected in the near term and the risk of further equity dilution significantly reduced,” stated Americas Gold and Silver President & CEO Darren Blasutti.

Cosalá Operations

The Cosalá Operations have re-started and all workers have been re-called. The Company has addressed over 95% of the recommendations from the Ministry of Labour report. Outstanding items are longer-term, caused by the 19-month illegal blockade, and administrative in nature.

Production from the San Rafael mine is expected to increase over the next month as the normal mining cycle is re-established. The Los Braceros processing plant will initially be fed with a combination of existing stockpiled ore and new production from the mine. The milling rate is expected to ramp-up in tandem with mine production with a goal of processing 1,800 tonnes per day. Including the mill stockpile and the broken ore in the San Rafael mine, the operation has over 20,000 tonnes of ore ready to be processed. Approximately 20 loads of existing concentrate were shipped in late October.

Initial production will focus on maximizing near-term free cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. Over the course of the next six months, the mine will continue development into the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone. Mining the silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver per year.

Galena Complex

The Phase II drill program at the Galena Complex began in late August 2021. The initial focus is to test the recently discovered Silver Vein extension to 800 feet below the 5500 Level before year end. In addition, continued definition drilling from the 4900 Level to define mineral reserves and increase mineral resources adjacent to current production areas is part of the Phase II plan. To date, the Silver Vein extension has been delineated to approximately 350 ft below the 5500 Level. Drilling will continue at depth until the end of 2021.

As part of the 5500 Level Phase I drilling (completed in June 2021) targeting the Silver Vein extension, the Company also intersected the 220 Vein near existing infrastructure. During the Phase II drilling plan, the Company is targeting the Silver Vein extension and 220 Vein intersection and Company geologists believe both the width and grade increases at the intersection. A short drill program began in late October to test this area from the 5500 Level. The Company believes this high-grade area can be exploited in the near term and positively impact silver production. Mining of the Silver Vein extension will resume in late November 2021 and continue into 2022. This program is expected to increase silver production and profitability of the operation even before the new hoist installation is completed in Q3-2022.

The goal of Phase II drilling is to add significant mine life in known vein systems and to discover new ore bodies both at depth and near surface. Drilling at depth will continue to focus on the three south-east plunging veins which include the 72 Vein, the Silver Vein extension and the down-dip extension of the 360 Complex. The Company is targeting an additional 50 million ounces of silver from the Phase II drill program (on a 100% basis).

Fiscal 2021 is a transitional year at the Galena Complex however the operation has already benefited from the Recapitalization Plan with silver and lead production continuing to increase on a yearly and quarterly basis. The Company is targeting to increase production to a 2 million ounce per year plan by the end of 2022. Assuming continued exploration success, the Company anticipates the operation will again reach peak historical annual production levels of approximately 5 million ounces per year in the longer term.

Relief Canyon

A record of decision for the Phase 2 Environmental Impact Study (“EIS”) was published by the Bureau of Land Management on October 4, 2021. The EIS will allow the Company to deepen the existing pit below the water table, expand the mining permit boundary, expand and add waste rock storage facilities, heap leach pads, process ponds, groundwater dewatering facilities, and groundwater re-infiltration facilities.

The Company is committed to continuing efforts to resolve the metallurgical challenges at Relief Canyon. However, the Company is in the process of reopening the Cosalá Operations and is currently prioritizing its capital resources to the restart. As a result of these capital allocation decisions, Relief Canyon has temporarily suspended mining operations as of August 13, 2021 with approval by the Board of Directors.

The Company continues leaching operations with the most recent run-of-mine leach pad having recovered over 60% of gold place on that pad to-date. An extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgy testing program on carbonaceous material is ongoing in an effort to improve recoveries and the overall profitability. The Company plans to update the market in early 2022 on next steps.

Financing

On November 12, 2021, the Company amended its existing 2024 Convertible Debenture by increasing the outstanding principal balance by C$6.3 million to a total outstanding principal of C$17.9 million, in addition to amending its conversion price of C$3.35 to C$1.48 (based on a 35% premium to the 5-day VWAP at the time the increase to the principal amount was originally discussed), and retraction option terms. The net proceeds raised will be used for the previously stated purposes relating to the reopening of the Cosalá Operations and working capital purposes. All other material terms of the debenture remain unchanged. The effectiveness of the amendments and the listing of the shares issuable upon conversion are subject to the approval of the TSX.

The Company continues to deliver gold ounces under the Sandstorm agreement and expects to meet its near-term delivery requirements. If the Company is unable to meet its requirements, Sandstorm has agreed to provide equity funding to support any liquidity with respect to such requirements in 2022.

Consolidated Operations

Consolidated operating results from YTD-2021 were generally not comparable to YTD-2020 due to the illegal blockade at the Cosalá Operations, the Recapitalization Plan at the Galena Complex, and the temporary suspension of mining operations at Relief Canyon. Consolidated revenue increased by $3.6 million during Q3-2021 compared to Q3-2020 primarily due to increased silver production and realized lead prices at the Galena Complex during the period plus revenue from Relief Canyon following the declaration of commercial production.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Niel de Bruin, Director of Geology of the Company. Each of Messrs. Dell and de Bruin are "qualified persons" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core. Americas Gold and Silver’s standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, the expected prices of gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the recapitalization plan at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the resumption of mining and processing operations at the Cosalá Operations following the resolution of the illegal blockade, including expected production levels and the continuity of legal access for employees and contractors; the expected capital costs required in connection with the resumption of mining and processing operations at the Cosalá Operations; the expectations regarding the level of support from the Mexican government with respect to the long-term stability of Cosalá Operations, and its ability to maintain such support in the near- and long-term; the Company’s production, development plans and performance expectations at the Relief Canyon Mine, the Company’s efforts to resolve metallurgical challenges at Relief Canyon, and its ability to finance, develop and operate Relief Canyon, including any expected improvement of operations and overall project economics in connection therewith, the timing and conclusions of the data compilation and analysis occurring at Relief Canyon and the length of time of the temporary suspension in mining operations at Relief Canyon. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416-848-9503